VOYA LETTERHEAD

Voya Financial

One Orange Way

Windsor, CT 06095

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

December 14, 2016

VIA EDGAR CORRESPONDENCE

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Insurance and Annuity Company and its Separate Account B
Correspondence in relation to Post-Effective Amendment No. 30 to Registration Statement on Form N-4
Prospectus Title: Voya Architect Variable Annuity
File Nos. 333-133944 and 811-05626

Ms. Hahn:

On behalf of Voya Insurance and Annuity Company (the "Company") and its Separate Account B (the "Account") we are responding to your comments conveyed to us over the telephone on December 5, 2016, in relation to the Post-Effective Amendment No. 30 (“PEA No. 30”) to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on October 24, 2016. The purpose of PEA No. 30 was to describe, through prospectus supplement, a buyout offer to eligible contract owners who purchased the Minimum Guaranteed Income Benefit Rider with Form Numbers IU-RA-1047 (01/05) and IU-RA-1047 (08/06) (the “MGIB Rider”). The following summarizes your comments, and provides our responses to those comments.

Comment No. 1 – Please file your responses to our comments as Correspondence prior to the 1933 Act Rule 485(b) filing of the supplement that includes the changes made in response to our comments.

Response No. 1 – This Correspondence filing is intended to respond to this first comment. We expect to make the Rule 485(b) filing no later than December 20, 2016, to be automatically effective on December 23, 2016, which is 60 days from the date PEA No. 30 was filed.

Comment 2 – Please confirm that all bracketed and blank/missing text contained in the initial Rule 485(a) filing under the 1933 Act will be finalized with any brackets removed and blank/missing text finalized and included in the corresponding Rule 485(b) filing.

Response No. 2 – We have removed all brackets and inserted the final text and information needed to complete the disclosures in the Rule 485(b) filing.

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U.S. Securities and Exchange Commission

Comment No. 3 – Please remember that the Company and management of the Company are responsible for the accuracy and adequacy of all disclosures, notwithstanding any review, comment, action or absence of action on the part of the staff of the Securities and Exchange Commission.

Response No. 3 – We hereby acknowledge the Company’s responsibilities in relation to the foregoing comment.

Comment No. 4 – Please supplementally disclose how many contract owners are eligible for the Buyout Offer, the average contract value associated with all eligible contracts, the average MGIB Benefit Base associated with all eligible contracts, and the average Enhanced Cash Surrender Value associated with all eligible contracts.

Response No. 4 – The information requested is as follows for all contract owners eligible for the Buyout Offer (figures are as of November 25, 2016):

  Number of Eligible Contract Owners = 52,381
  Average Contract Value = $92,623
  Average MGIB Benefit Base = $145,018
  Average Enhanced Cash Surrender Value = $121,440 (based on the 55% enhancement percentage)

Comment No. 5 – Please supplementally provide the letters and brochures that discuss the Buyout Offer that will be sent to eligible contract owners.

Response No. 5 – There are no brochures or other marketing materials that will be used with the Enhancement Offer, but a copy of the offer letter that will be sent to all eligible contract owners, which includes a “Questions You May Have” page, is attached as requested.

Comment No. 6 – Please highlight the second sentence of the “Overview” paragraph on page one of the supplement, which discusses the consequence of accepting the Buyout Offer.

Response No. 6 – We have bolded the sentence, as requested.

Comment No. 7 – Please add to the “The Enhanced Surrender Value Offer will not be appropriate for all contract owners and it may not be in your best interest to accept it” section of the supplement on page 2 whether the Company will withhold any taxes or tax penalties from the Enhanced Cash Surrender Value when paid.

Response No. 7 – We have added the following sentence to the end of the first paragraph of the section of the supplement suggested to indicate that taxes and tax penalties, if any, generally will be withheld from the Enhanced Case Surrender Value when it is paid unless directed otherwise by the contract owner:

You will be responsible for any taxes, including any tax penalty for a surrender before age 59 ½, upon Acceptance of the Enhanced Cash Surrender Value Offer, and taxes generally will be withheld from the Enhanced Cash Surrender Value when it is paid unless directed otherwise by you.

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U.S. Securities and Exchange Commission

Comment No. 8 – Please add to the “What will I receive if I accept the Offer” section of the supplement on page 2 information about when a contract owner will be paid the Enhanced Case Surrender Value if they accept the offer.

Response No. 8 – We have added the following sentence to the end of the first paragraph of the section of the supplement suggested to indicate when the Enhanced Cash Surrender Value will be paid:

The Enhanced Cash Surrender Value will normally be paid within seven days after our receipt of Acceptance of the Offer in good order.

Comment No. 9 – Your request for approval to file post-effective amendments to the registration statements listed below under the provisions of Rule 485(b)(1)(vii) of the 1933 Act is granted, it being understood that the sole purpose of these filings is to add the Buyout Offer supplement to each of the prospectuses in these registration statements. The 1933 Act numbers for the registration statements for which this approval is granted are:

•         033-59261

•         333-28679

•         333-28769

•         333-28755

•         333-30180

Response No. 9 –   Thank you for this approval. We anticipate making the Rule 485(b) filings for each of the above-referenced registration statements on or before December 20, 2016, to be effective December 23, 2016.

We anticipate making the Rule 485(b) filing that corresponds to PEA No. 30 to include all of the updates and changes described above on or before December 20, 2016. I hereby represent that the upcoming Rule 485(b) filing that corresponds to PEA No. 30 will contain all financial statements, exhibits and other information necessary for the post-effective amendment to be complete and eligible to be automatically effective pursuant to paragraph (b) of Rule 485 on December 23, 2016, which is sixty days after the initial filing of PEA No. 30 pursuant to Rule 485(a)(1).

I appreciate your help with this matter and please call or email me with questions or comments.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Senior Counsel

Attachments

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VOYA FINANCIALTM [Date]	Contract: [ContractNumber]

	Questions?	Hours (Eastern Tima)
	(877) 235-8564	8:30 a.m. – 6:30 p.m. (Mon. – Thurs.)
	Voya.com	8:30 a.m. – 5:30 p.m. (Friday)

                                                                                                Your Representative:

[OwnerFirstName] [OwnerLastName]	[AgentFirstName] [AgentLastName]
[Owner1stAddress] [Owner2ndAddress]	[Agent1stAddress] [Agent2ndAddress]
[OwnerCity] [OwnerState], [OwnerZip]	[AgentCity] [AgentState], [AgentZip]

.

** TIME SENSITIVE INFORMATION ABOUT YOUR VARIABLE ANNUITY CONTRACT **

Dear [OwnersFirstName] [OwnersLastName],

Your annuity includes a Minimum Guaranteed Income Benefit (MGIB) rider that is designed to provide a guaranteed level of income. For complete information on how your rider works, please see your contract and MGIB Rider. Now through [OfferWindowEndDate], we are giving you an option to fully surrender your contract based on an Enhanced Cash Surrender Value. By accepting this offer, you would be giving up the guaranteed income that the rider was intended to provide. You are not required to accept this offer.

This Enhanced Cash Surrender Value would equal your current Accumulation Value minus applicable charges (referred to as Contract Value going forward), plus [EnhancedPercentage]% of any value in your MGIB Benefit Base that is above your Contract Value (known going forward as Enhanced Surrender Adjustment).

Below is a summary of the relevant values for this offer as of [ReportRunAsofDate].

Current Contract Value:                        $[AccountValue]

Current MGIB Benefit Base:                  $[MGIB Base]

Enhanced Surrender Adjustment:        $[AdjustmentAmount]

Enhanced Cash Surrender Value:         $[EnhancedAV]

For reference, your contract’s current Cash Surrender Value without the offer would be $[CurrentCSV].

The charges that are taken into consideration for the Contract Value are any outstanding loans, rider fees, administration charges or Market Value Adjustments that may apply to your contract (we’re waiving surrender charges for you under this offer). Both the Contract Value and MGIB Benefit Base could change with performance of the investment options you selected, and does not take into consideration any financial transactions taken between now and the date the offer is processed. The check you receive would be reduced by any amount you choose to withhold in state or federal taxes.

As you consider this offer, we recommend that you work with your agent and/or tax advisor to review your future income needs, tax situation and other personal considerations, such as your age. This offer will not be beneficial for everyone. Visit voya.com for up-to-date contract information and review the enclosed frequently asked questions and your prospectus supplement for more information about this offer.

Respond by [OfferWindowEndDate] to accept this offer. If you would like to accept this offer, please return the fully complete enclosed form no later than 4 p.m. ET on [OfferWindowEndDate]. Requests will be processed on the date completed paperwork is received and will reflect that day’s Contract Value. If the request is received after 4 p.m., it will be processed the following business day. If you don’t feel this offer is right for you, then no action is required and there will be no changes to your annuity.

[Disclosure]

Please read the supplement and the enclosed list of frequently asked questions carefully, as they provide additional information to consider before taking this offer. Still have questions? Please call us at (877) 235-8564. We are available Monday through Thursday, 8:30 a.m. to 6:30 p.m. ET, or Friday, 8:30 a.m. to 5:30 p.m. ET.

Customer Service

[CompanyAddress]

[CompanyCity] [CompanyState], [CompanyZip]

[CompanyPhone]

[CompanyWebsite]

Enclosures

[Disclosure]

Questions You May Have

Why are you offering this enhancement?

We no longer sell variable annuities with guaranteed riders like the one you purchased. If you accept this offer, you may receive a higher cash surrender value, and will not have to pay existing surrender charges. We would benefit by no longer incurring the cost of maintaining capital for the guarantees offered in the contract and rider(s).

My letter mentions a current Cash Surrender Value and an Enhanced Cash Surrender Value. What’s the difference?

The current Cash Surrender Value is what you would receive for surrendering your contract without this offer.

The Enhanced Cash Surrender Value is what you would receive for surrendering your contract with this offer.

Both values will change over time based upon market performance and other requested financial transactions. The amount you would receive on either, if you surrender, would also be reduced by any amount you choose to withhold in state or federal taxes.

Do I have to accept the offer?

No, you do not have to accept this offer. The opportunity to surrender the contract with an Enhanced Cash Surrender Value is just another option that is currently available.

What should I consider before accepting this offer?

If you choose to surrender the contract now, or at a later date, you will be giving up your lifetime income, which is the purpose for the rider. We’ve provided a list of other considerations as part of the prospectus supplement.

It is also important to remember that your Contract Value and MGIB Benefit Base could change from the values provided in the letter. If you choose to accept this offer, there is a possibility that your MGIB Benefit Base could be less than your Contract Value at the time your request is processed, resulting in no enhancement. If your MGIB Rider Base is lower than your Contract Value, we will still waive the charges for a full surrender during the offer period.

Please also see an Investor Bulletin from the U.S. Securities and Exchange Commission that discusses buyout offers. Visit sec.gov and select the Investors link near the bottom of the page. From there, select Investor Alerts and Bulletins on the sidebar. Scroll down to the article titled “Investor Bulletin: Variable Annuities – Should You Accept a Buyout Offer?”

Is there a fee or cost to accept this offer?

No. Other than any charges described in the letter and/or the prospectus supplement, there are no additional fees or costs to accept our offer

Can I have this Enhanced Cash Surrender Value sent to another company as a transfer/1035 exchange?

Yes. You’ll need to work with the company that is receiving the money to get their transfer paperwork and Letter of Acceptance, and then provide that to us along with the enclosed form during this offer period.

Can I do a partial surrender using this Enhanced Cash Surrender Value?

This enhanced Cash Surrender offer is only available for full surrenders.

I am a beneficiary on this contract. Am I eligible for the offer?

If you are the only beneficiary on the contract and the spouse of the deceased, you can accept this offer by choosing a spousal continuance as your claim option on our Claimant Statement, along with sending the enclosed election form during the offer period. If you are not the spouse, or there are multiple beneficiaries on the contract, this offer is not available to you.

How was my Enhanced Cash Surrender Value calculated?

The Enhanced Surrender Adjustment is the greater of:

[EnhancedPercentage]% * (MGIB Base – Contract Value) OR $0.00

The Enhanced Cash Surrender Value: Contract Value + Enhanced Surrender Adjustment amount

If your MGIB Rider Base is lower than your Contract Value, we will still waive the charges for a full surrender during the offer period. See the prospectus supplement for additional information on the values and example calculations.

Are there any tax or other issues I should consider?

Everyone’s financial profile is different, so you should carefully consider whether you no longer need or want the contract, the guarantees provided by the MGIB rider and any other optional living benefit riders or death benefits. Additionally, your contract may result in tax liability if you accept this offer.

We recommend that you contact your agent and/or tax advisor to determine if surrendering your contract makes sense given your unique income needs and tax status. Special consideration should be given if you are under the age of 59½ years old, as you may be subject to a tax penalty if you withdraw funds from your contract.

Please refer to the supplement you received with this offer.

Who can I call if I have questions?

We have a dedicated group of Voya representatives that can answer any questions you may have, so feel free to call us at (877) 235-8564. We are available Monday through Thursday, 8:30 a.m. to 6:30 p.m. Eastern Time, or Friday, 8:30 a.m. to 5:30 p.m. Eastern Time.

[Disclosure]

VOYA ARCHITECT®

VOYA GOLDENSELECT ACCESS®

VOYA GOLDENSELECT DVA PLUS®

VOYA GOLDENSELECT ESII®

VOYA GOLDENSELECT GENERATIONS®

VOYA GOLDENSELECT LANDMARK®

VOYA GOLDENSELECT LEGENDS®

VOYA GOLDENSELECT OPPORTUNITIES®

VOYA GOLDENSELECT PREMIUM PLUS®
WELLS FARGO VOYA LANDMARK

WELLS FARGO VOYA OPPORTUNITIES

DEFERRED COMBINATION VARIABLE AND FIXED ANNUITIES

issued by

Voya Insurance and Annuity Company

and its

Separate Account B

Supplement Dated December 23, 2016

This supplement only affects you if you purchased the Minimum Guaranteed Income Benefit Rider with Form Numbers IU-RA-1047 (01/05) and IU-RA-1047 (08/06) in a State that has approved the Enhanced Surrender Value Offer described herein.

This supplement updates the prospectus for your variable annuity contract and describes a limited time offer we are making to owners of the Minimum Guaranteed Income Benefit Rider with Form Numbers IU-RA-1047 (01/05) and IU-RA-1047 (08/06). Please read this supplement carefully and keep it with your prospectus for future reference. If you have any questions, please contact your financial representative or Customer Service at 1-877-235-8564. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

ENHANCED SURRENDER VALUE OFFER

Overview. For a limited time beginning on or about January 27, 2017, Voya Insurance and Annuity Company (“the Company,” “we,” “us” or “our”) is endorsing certain versions of the Minimum Guaranteed Income Benefit Rider with Form Numbers IU-RA-1047 (01/05) and IU-RA-1047 (08/06) (the “MGIB Rider”) to make a limited-time offer to enhance your Contract’s cash surrender value (“Enhanced Cash Surrender Value”) in exchange for surrendering your entire Contract (the “Offer”). If you accept the Offer, your entire Contract, which includes the MGIB Rider and any other endorsements and riders, will terminate and have no further value, force or effect. Any existing surrender charges will be waived if you accept the Offer. Additional details regarding the Offer are provided below.

NO ACTION IS REQUIRED ON YOUR PART

Acceptance of the Offer is optional. You are not required to accept the Offer or take any action under your Contract. If you do not accept the Offer, your entire Contract, which includes the MGIB Rider and any other endorsements and riders, will continue unchanged.

X.VOWB-16	Page 1 of 5	December 2016

The Enhanced Surrender Value Offer will not be appropriate for all contract owners and it may not be in your best interest to accept it. You should carefully review this supplement and make sure you understand the terms of the Offer. This Offer asks you to give up valuable benefits in return for the Enhanced Cash Surrender Value. Please consider carefully whether you no longer need or want the Contract, the guarantees provided by the MGIB Rider and any other optional living benefit riders or death benefits. Your financial professional can help you understand whether accepting the Offer would be appropriate for you given your personal circumstances and financial goals. Additionally, accepting the Offer by surrendering your Contract may result in tax liability. Please consult your tax and/or legal adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach 59½ may result in a 10% tax penalty. You will be responsible for any taxes, including any tax penalty for a surrender before age 59 ½, upon Acceptance of the Enhanced Cash Surrender Value Offer, and taxes generally will be withheld from the Enhanced Cash Surrender Value when it is paid unless directed otherwise by you.

You should accept the Offer only when you determine, after knowing all the facts, that it is better for you to accept the Offer rather than continue to own your Contract, including the MGIB Rider and any other accompanying endorsements and riders.

How long does the Enhanced Surrender Value Offer last? The Offer is being made for a period of 60 days (the “Offer Window”), which ends on or about March 28, 2017 (the “Offer Ending Date”). We must receive your acceptance of this Offer (your “Acceptance”) no later than the Offer Ending Date. If we do not receive and accept your Acceptance before the Offer Ending Date, we will consider you to have rejected this Offer. If you accept the Offer, we will surrender your entire Contract for its Enhanced Cash Surrender Value. You may not accept the Offer for only a portion of your Contract’s surrender value. Notwithstanding the foregoing, we may modify or terminate the Offer at any time prior to your Acceptance of the Offer.

What will I receive if I accept the Offer?  If you choose to accept the Offer, we will pay you your Enhanced Cash Surrender Value in exchange for the surrender of your Contract. We will calculate the Enhanced Cash Surrender Value at the end of the business day on which we receive in “good order” your Acceptance, or such later date within the Offer Window designated by you (the “Acceptance Date”), provided your Acceptance is postmarked on a day during the Offer Window. To be in “good order” your Acceptance must be made on forms satisfactory to us that have been properly signed and accurately completed with such clarity that we are not required to exercise any judgment or discretion in carrying it out. If we receive your Acceptance in good order after the close of trading of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on any business day, we will calculate the Enhanced Cash Surrender Value on the next business day. The Enhanced Cash Surrender Value will normally be paid within seven days after our receipt of Acceptance of the Offer in good order.

The Enhanced Cash Surrender Value will be calculated as follows:

(1)     The difference when the contract value is subtracted from the MGIB Benefit Base, but in no event less than zero; multiplied by

(2)     55% (the “Enhanced Surrender Percentage”); plus

(3)     The contract value.

Where (1) and (3) are each adjusted for any outstanding loan balance, where applicable, and the contract value is adjusted for any applicable charges and fees, except for surrender charges, which are waived.

To illustrate how we compute the Enhanced Cash Surrender Value, we have included some hypothetical examples in an Appendix to this supplement.

Will I be subject to a Market Value Adjustment if I accept the Enhanced Surrender Value Offer?  Yes, if you are invested in a Fixed Interest Allocation and the Acceptance Date does not occur on or within 30 days of the end of the guaranteed interest period, you will be subject to a Market Value Adjustment if you accept the Offer. The Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates have risen during the guaranteed interest period the Market Value Adjustment may be negative and reduce your contract value. If interest rates have fallen during the guarantee period, you will likely receive a positive Market Value Adjustment that increases your contract value. For Additional information, please see the “Market Value Adjustment” section in the Fixed Account II appendix (the Fixed Account I appendix for Voya GoldenSelect Access®) of your prospectus.

X.VOWB-16	Page 2 of 5	December 2016

Will I incur a surrender charge if I accept the Enhanced Surrender Value Offer? No, we will waive any applicable surrender charge(s) if you accept the Offer within the Offer Window.

Why is the Company making this Enhanced Surrender Value Offer?

•      Contract Owner Benefits – The Company believes that the Offer may be beneficial to our contract owners who no longer need or want the guarantees provided by the MGIB Rider, any other optional living benefit riders or the death benefit. As noted above, accepting the Offer may not be appropriate for all contract owners and you should consult with your financial professional to determine if accepting the Offer is right for your personal and financial situation. You should also consult your tax and/or legal adviser regarding the tax consequences associated with surrendering your Contract by accepting the Offer.

•      Company Benefits - The Company is taking steps, such as making the Offer, to accelerate the run-off of a block of variable annuity contracts that are no longer offered for sale and through which the MGIB Rider is available, which is expected to reduce capital requirements and associated risks for this business segment. Providing guarantees under the MGIB Rider may be costly to the Company, particularly during periods of extended low interest rates, declining equity markets, and high volatility in either equity markets or interest rates.

How do I know if I am eligible to participate in the Enhanced Surrender Value Offer? The Offer is available to you if:

•      You are the owner (or joint owner) of an in-force Contract with an attached in-force MGIB Rider with Form Numbers IU-RA-1047 (01/05) and IU-RA-1047 (08/06);

•      Death Benefits have not been paid (spouses who have elected spousal continuation under the Contract may be eligible to participate in the Offer); and

•      You have not fully annuitized your Contract or fully annuitized under the MGIB Rider.

What are some factors I should consider in deciding whether to accept the Enhanced Surrender Value Offer? We urge you to carefully review this prospectus supplement and discuss the Offer with your financial, legal and/or tax adviser prior to making the decision to accept this Offer. Once you have surrendered your Contract in exchange for its Enhanced Cash Surrender Value, it cannot be undone. In deciding whether to accept the Offer, you should consider all factors relevant to your personal situation. Some of the factors you may wish to consider are:

•      Whether your situation has changed since the time you purchased the Contract and the MGIB Rider. For example, changes in health may make the long-term payments available under the MGIB Rider less important to you. Likewise, a personal financial emergency could make a payment of the Enhanced Cash Surrender Value more desirable than the long-term payments under the MGIB Rider;

•      The Enhanced Cash Surrender Value you receive may be less than the amount you would have received over your lifetime had you kept your Contract and the MGIB Rider in force;

•      Whether it is important for you to leave a death benefit to your beneficiaries;

•      Whether your need for an Enhanced Cash Surrender Value is more important to you than the tax deferral provided during the accumulation phase of the Contract;

•      Whether your need for an Enhanced Cash Surrender Value, after incurring any applicable Market Value Adjustment, outweighs the value of waiting to annuitize at a time when such charges and adjustments would not apply;

•      The tax impact of accepting the Offer. A surrender made before you reach 59½ may also result in a 10% tax penalty;

•      Whether accepting the Offer would have any additional financial impact to you; and

•      Whether you intend to transfer the Enhanced Cash Surrender Value to a different financial product (like another variable annuity). Transfer to other financial products may trigger payment of a sales charge, be subject to a new surrender charge, or have higher fees or less favorable benefits than the Contract and the MGIB Rider.

We cannot provide you with advice as to how to consider these factors and how they may affect you personally, nor can we provide advice regarding any potential future increase or decrease of either your contract value or the value of any living benefit rider or death benefit. Please discuss with your financial professional whether the Offer is suitable for you based on your particular circumstances. When talking to your financial professional, be aware that they may receive a commission for selling you a new financial product and you should ask them to disclose any conflicts of interest that they might have when advising you about whether the Offer is right for you.

X.VOWB-16	Page 3 of 5	December 2016

How will I be notified about the Offer Window? You will receive an offer letter prior to the beginning of the Offer Window that specifies the period during which you can choose to accept the Offer. The letter will also provide your estimated Enhanced Cash Surrender Value. Because your estimated Enhanced Cash Surrender Value may fluctuate until the Acceptance Date, you will not know the actual Enhanced Cash Surrender Value until we calculate it on the Acceptance Date. However, any withdrawals taken or transfers between Covered Funds, Special Funds and Excluded Funds prior to the Acceptance Date may affect your contract value and/or MGIB Benefit Base. See the “Contract Value” section of the prospectus for further information about the impact of withdrawals and transfers on the contract value.

What happens if I don’t take any action? If you take no action, the Offer will expire on the Offer Ending Date and your Contact and all attached in-force riders and endorsements will continue unchanged.

Who should I contact if I wish to accept the Enhanced Surrender Value Offer? To accept the Offer, you may complete the form included with your offer letter or contact Customer Service at (877) 235-8564 at any time during the Offer Window.

What else do I need to know? We reserve the right to terminate or modify the Offer at any time prior to our receipt of your Acceptance. In addition, we reserve the right to offer different and more or less favorable terms to you or other contract owners in the future if we choose to make new or different offers available. By accepting the Offer in exchange for payment of the Enhanced Cash Surrender Value you will not be able to participate in such future offers.

You should discuss this Offer with your financial representative to determine whether accepting the Offer is suitable for you given your unique financial position and future financial, retirement and insurance needs. You should not terminate your Contract under the Offer unless you determine, after consulting with your financial representative, that doing so is more beneficial to you than continuing to maintain your Contract and/or annuitizing under the Contract or under the MGIB Rider at a later date. You should discuss the tax impact of accepting the Offer with your financial, legal and/or tax adviser, particularly if your Contract is an IRA and you are or may be subject to required minimum distributions under the Internal Revenue Code.

You may want to discuss this Offer with the beneficiaries named in your Contract to determine whether you need the death benefit protection provided under the Contract.

X.VOWB-16	Page 4 of 5	December 2016

APPENDIX

Hypothetical Examples of How the Enhanced Cash Surrender Value is Calculated*.

The Enhanced Cash Surrender Value will be calculated as follows:

(1)     The difference when the contract value is subtracted from the MGIB Benefit Base, but in no event less than zero; multiplied by

(2)     55% (the “Enhanced Surrender Percentage”); plus

(3)     The contract value.

Where (1) and (3) are each adjusted for any outstanding loan balance, where applicable, and the contract value is adjusted for any applicable charges and fees.

Example A –

Assumptions:

  Adjusted contract value = $90,000
  Adjusted MGIB Benefit Base = $100,000
  Enhanced Surrender Percentage = 55%

(1)     $100,000 - $90,000 = $10,000

(2)     $10,000 X 55% = $5,500

(3)     $5,500 + $90,000 = $95,500

Enhanced Cash Surrender Value equals $95,500, which is more than the adjusted contract value.

Example B –

Assumptions:

  Adjusted contract value = $100,000
  Adjusted MGIB Benefit Base = $90,000
  Enhanced Surrender Percentage = 55%

(1)     $90,000 - $100,000 =  $0

(2)     $0 X 55% = $0

(3)     $0 + $100,000 = $100,000

Enhanced Cash Surrender Value equals $100,000, which is equal to the adjusted contract value because the difference when the contract value is subtracted from the MGIB Benefit Base cannot be less than zero.

Example C –

Assumptions:

  Adjusted contract value = $100,000
  Adjusted MGIB Benefit Base = $100,000
  Enhanced Surrender Percentage = 55%

(1)     $100,000 - $100,000 = $0

(2)     $0 X 55% = $0

(3)     $0 + $100,000 = $100,000

Enhanced Cash Surrender Value equals $100,000, which is equal to the adjusted contract value because the adjusted contract value and the adjusted MGIB Benefit Base are the same.

*    These Examples do not display the added value of waiving surrender charges, if any, if the Offer is accepted. These Examples also do not reflect the impact of the MVA, if any, on the amount received if the Offer is accepted. For more information about the amount of any surrender charge that will be waived and the MVA that may apply to you upon Acceptance of the Offer, please contact Customer Service at 1-877-235-8564.

X.VOWB-16	Page 5 of 5	December 2016